Exhibit 99.1
Discussion Materials
Discussion Materials
June 2011
June 2011

Forward Looking Statement
This presentation contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”,
“project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare
Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

▪ One of the largest independent owners of containerships
▪ One of the largest independent owners of containerships
▪ Fleet of 58 vessels, aggregating approximately 320,000 TEUs, including 10 newbuilds on order aggregating 89,000 TEU.
▪ Fleet of 58 vessels, aggregating approximately 320,000 TEUs, including 10 newbuilds on order aggregating 89,000 TEU.
▪ NYSE Listed (NYSE: CMRE) as of November 4, 2010 with a market cap of c. $1Bn
▪ NYSE Listed (NYSE: CMRE) as of November 4, 2010 with a market cap of c. $1Bn
▪ Executed transactions north of $1Bn since going public
▪ Executed transactions north of $1Bn since going public
▪ Over 35 years of experience in shipping and since 1992, a dedicated containership owner
▪ Over 35 years of experience in shipping and since 1992, a dedicated containership owner
▪ Strong track record of uninterrupted profitability
▪ Strong track record of uninterrupted profitability
▪ Contracted cash flows of $3.1Bn coming from first class charterers
▪ Contracted cash flows of $3.1Bn coming from first class charterers
▪ Low Leverage with 18 ships free of debt
▪ Low Leverage with 18 ships free of debt
▪ Poised to grow further with $120mm of an undrawn credit line, positive cash flow from operations and unencumbered assets that can be easily monetized
▪ Poised to grow further with $120mm of an undrawn credit line, positive cash flow from operations and unencumbered assets that can be easily monetized
Costamare Snapshot

Total Investment Of $1.05 Billion Within 6 Months Of IPO
Second Hand
Acquisitions
● Purchased and accepted delivery of 10 second hand ships:
● Purchased and accepted delivery of 10 second hand ships:
 - 4 x 3,351 TEU, Built 1990-1992, contract price $45.0mm
 - 4 x 3,351 TEU, Built 1990-1992, contract price $45.0mm
 - 1 x 2,020 TEU, Built 1991, contract price $7.5mm
 - 1 x 2,020 TEU, Built 1991, contract price $7.5mm
 - 1 x 1,504 TEU, Built 1996, contract price $9.5mm
 - 1 x 1,504 TEU, Built 1996, contract price $9.5mm
 - 1 x 1,162 TEU, Built 1995, contract price $8.3mm
 - 1 x 1,162 TEU, Built 1995, contract price $8.3mm
 - 3 x 2,023 TEU, Built 1991-1992, contract price $30.0mm
 - 3 x 2,023 TEU, Built 1991-1992, contract price $30.0mm
  - These replaced 3 ships, older by 14 to 15 years, at an incremental cost of ~$3mm / vessel

  - These replaced 3 ships, older by 14 to 15 years, at an incremental cost of ~$3mm / vessel

New Buildings
● Ordered 3 x c. 9,000 TEU vessels from Shanghai Jiangnan Shipyard at a price of $95mm each, with delivery end of 2013 and beginning of 2014 and chartered them to MSC for 10 years at $43,000. Deal was identified at the IPO
● Ordered 3 x c. 9,000 TEU vessels from Shanghai Jiangnan Shipyard at a price of $95mm each, with delivery end of 2013 and beginning of 2014 and chartered them to MSC for 10 years at $43,000. Deal was identified at the IPO
● Ordered 2 x c. 9,000 TEU vessels from Sungdong Shipbuilding, with delivery end of 2012 and chartered them to MSC for 10 years. Acquisition cost and charter rate similar to previous vessels.
● Ordered 2 x c. 9,000 TEU vessels from Sungdong Shipbuilding, with delivery end of 2012 and chartered them to MSC for 10 years. Acquisition cost and charter rate similar to previous vessels.
● Ordered 5 x c. 8,800 TEU vessels from Sungodong Shipbuilding, with delivery within the first three quarters of 2013 and fixed them on long time charters with members of the Evergreen Group.
 Acquisition cost and charter rate similar to previous vessels.
● Ordered 5 x c. 8,800 TEU vessels from Sungodong Shipbuilding, with delivery within the first three quarters of 2013 and fixed them on long time charters with members of the Evergreen Group.
 Acquisition cost and charter rate similar to previous vessels.
● Reduced TEU-weighted average fleet age to 9.4 years(1)
● Reduced TEU-weighted average fleet age to 9.4 years(1)
Chartering
● Fixed all recently acquired secondhand vessels at favorable rates
● Fixed all recently acquired secondhand vessels at favorable rates
Financing
● Obtained financing for 5 x 9,000 TEU ships previously ordered in China and S. Korea.
● Obtained financing for 5 x 9,000 TEU ships previously ordered in China and S. Korea.
● Obtained firm offer (subject to documentation but not subject to further credit approval) for the remaining 3 newbuilds at very competitive terms.
● Obtained firm offer (subject to documentation but not subject to further credit approval) for the remaining 3 newbuilds at very competitive terms.
● Received indications of interest and in advanced discussions with major financial institutions regarding the financing of the remaining 2 newbuilds.
● Received indications of interest and in advanced discussions with major financial institutions regarding the financing of the remaining 2 newbuilds.
Note
1. As of June 15, 2011 and assuming mid-year built date for all vessels

5
Straight Forward Investment Strategy
High returns strategy based on countercyclical investments
High returns strategy based on countercyclical investments

Newbuilding orders backed by first class charters. Re-chartering and re-leveraging provide strong upside.

Newbuilding orders backed by first class charters. Re-chartering and re-leveraging provide strong upside.

Secondhand vessels bought at attractive prices:

Secondhand vessels bought at attractive prices:
 • Either with time charter attached, minimizing residual risk, or charter free and funded with equity when appropriate, based on (a) historical asset prices and
  (b) historical charter rates.
 • Either with time charter attached, minimizing residual risk, or charter free and funded with equity when appropriate, based on (a) historical asset prices and
  (b) historical charter rates.
 •  Recent acquisitions return very attractive EBITDA / Purchase Price yield
 •  Recent acquisitions return very attractive EBITDA / Purchase Price yield

Minimal Residual Risk Assumed

Minimal Residual Risk Assumed
Low cost of capital
Low cost of capital
Amortize our debt prudently, avoid refinancing risk and distribute dividends based on a healthy distributable cash flow post debt service
Amortize our debt prudently, avoid refinancing risk and distribute dividends based on a healthy distributable cash flow post debt service
Create shareholder value and increase the dividend consistent with our dividend policy
Create shareholder value and increase the dividend consistent with our dividend policy

Costamare Inc.

140
120
100
80
60
40
20
0
Oct-96
Apr-97
Oct-97
Apr-98
Oct-98
Apr-99
Oct-99
Apr-00
Oct-00
Apr-01
Oct-01
Apr-02
Oct-02
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Oct-06
Apr-07
Oct-07
Apr-08
Oct-08
Apr-09
Oct-09
Apr-10
Oct-10
Apr-11

Composite Newbuilding Price Index (Index 1996 = 100)
Note
1. Source: Clarkson Research
August 2010, Shanghai Jiangnan
● 9,000 TEU
● 9,000 TEU
● 9,000 TEU
● January 2005 - June
 2008: Period during which
 most containership orders
 were placed
Costamare’s Newbuilding Orders
Costamare’s Newbuilding Orders
May 1998, HHI
● 6,648 TEU
● 6,648 TEU
● 6,648 TEU
● 6,648 TEU
● 6,648 TEU
September 2000, HHI
● 6,644 TEU
● 6,644 TEU
● 6,644 TEU
August 2000, HHI
● 4,992 TEU
● 4,992 TEU
August 1999, HHI
● 5,500 TEU
● 5,500 TEU
August 1998, HHI
● 4,890 TEU
● 4,890 TEU
● 4,890 TEU
July 2003/November 2003, HHI
● 9,469 TEU
● 9,469 TEU
● 9,469 TEU
● 9,469 TEU
● 9,469 TEU
July 2002, HHI
● 4,992 TEU
July 2006, Hudong
● 8,531 TEU
● 8,531 TEU (cancelled)
● 8,531 TEU (cancelled)
● 8,531 TEU (cancelled)
Investing In Newbuildings At The Right Time

January 2011, Sundong
● 9,000 TEU
● 9,000 TEU
April 2011, Sungdong
● 8,800 TEU
● 8,800 TEU
● 8,800 TEU
● 8,800 TEU
● 8,800 TEU

Costamare Inc.

Historical
Avg: 121.2
160
140
120
100
80
60
40
20
0
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11

Newbuild Acquisitions Since IPO(1)
Newbuild Acquisitions Since IPO
Maersk Broker 9,200 TEU NB Prices
Note
1.Source: Maersk Broker and company
2.Please refer to slide 9 for details regarding calculations
September 2011, Shanghai Jiangnan
● (x3) 9,000 TEU
● ~$95.0 million / vessel
● Delivery 4Q13 - 1Q14
● EBITDA / Price: ~13%(2)
January 2011, Sungdong
● (x2) 8,800 TEU
● ~$95.0 million / vessel
● Delivery 4Q12
● EBITDA / Price: ~13%
April 2011, Sungdong
● (x5) 8,800 TEU
● ~$95.0 million / vessel
● Delivery 1Q13 - 3Q
● EBITDA / Price: ~13%(2)

Costamare Inc.

200
180
160
140
120
100
80
60
40
20
0
Oct-96
Jan-97
Apr-97
Jul-97
Oct-97
Jan-98
Apr-98
Jul-98
Oct-98
Jan-99
Apr-99
Jul-99
Oct-99
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11

Costamare’s Secondhand Acquisitions
Costamare’s Secondhand Acquisitions
3,152 TEU
2,984 TEU
2,984 TEU
7,403 TEU
7,403 TEU
7,403 TEU
2,922 TEU
2,922 TEU
2,92 TEU
2,922 TEU
3,351 TEU
3,351 TEU
3,351 TEU
3,351 TEU
3,584 TEU
2,633 TEU
3,883 TEU
3,876 TEU
1,346 TEU
3,876 TEU
3,876 TEU
4,828 TEU
4,828 TEU
1,068 TEU
1,173 TEU
1,173 TEU
1,173 TEU
1,173 TEU
684 TEU
684 TEU
684 TEU
2,960 TEU
2,712 TEU
2,712 TEU
2,712 TEU
1,548 TEU
2,922 TEU
2,922 TEU
416 TEU
2,024 TEU
2,023 TEU
2,023 TEU
2,020 TEU
1,504 TEU
1,116 TEU
Acquisitions backed
by LT Charters
Containership Time Charter Index
Our Secondhand Acquisitions - Key Point of Differentiation
Notes
Notes
1. Source: Clarkson Research and Company
1. Source: Clarkson Research and Company

Illustrative Vessel Economics
 Acquisition Price:  ~$95.3mm
 Time Charter Rate:  $42,150 pd
 Est. Annual EBITDA(4):  $12.2mm
 Est. Initial Annual EBITDA Yield (5):
  ~13%
 Acquisition Price:  $11.25mm
 Time Charter Rate:  $16,580 pd
 Est. Annual EBITDA(4):  $3.7mm
 Est. Initial Annual EBITDA Yield (5):
  ~32%
■ Return on equity will be enhanced with the prudent use of leverage
■ The key to superior returns on capital is right acquisition timing
■ Re-chartering and re-leverage provide strong upside
Notes
Notes
1. Based on 364 operating days per year, currently estimated operating expenses and management fees as per current management agreement
1. Based on 364 operating days per year, currently estimated operating expenses and management fees as per current management agreement
2. Calculations based on average price and average time charter rate for ten newbuilds on order.
2. Calculations based on average price and average time charter rate for ten newbuilds on order.
3. Secondhand illustrative example based on C/V Karmen, Marina and Konstantina average TC rates (for 1yr charters) and currently estimated expenses
3. Secondhand illustrative example based on C/V Karmen, Marina and Konstantina average TC rates (for 1yr charters) and currently estimated expenses
4. EBITDA = Revenues - Operating Expenses - Management Fees (see appendix)
4. EBITDA = Revenues - Operating Expenses - Management Fees (see appendix)
5. Defined as Annual EBITDA / Purchase Price.
5. Defined as Annual EBITDA / Purchase Price.

Disclaimer: Please note that estimated initial annual EBITDA and EBITDA Yield are dependent on certain assumptions and actual result may differ, possibly materially, from the above figures

Costamare Inc.

Newbuilds Revenue ($MM) Contribution (1)

353
3
87
152
505
2010 Revenues
2012
2013
2014 (Fully Delivered)
Proforma 2010 Fully Delivered Fleet

Newbuilds EBITDA ($MM) Contribution (2)(3)

231
2
71
125
356
2010 EBITDA
2012
2013
2014 (Fully Delivered)
Proforma 2010 Fully Delivered Fleet

Significant Built-in growth
● 10 Newbuilds ordered at prices well below the historical average
● 10 Newbuilds ordered at prices well below the historical average
● Additional contracted revenues(4) of approx. $1.3Bn over the charter term
● Additional contracted revenues(4) of approx. $1.3Bn over the charter term
● Incremental estimated annual revenues of approx. $152mm upon delivery of all newbuilds
● Incremental estimated annual revenues of approx. $152mm upon delivery of all newbuilds
● Incremental estimated annual EBITDA(3) of approx. $125mm upon delivery of all newbuilds
● Incremental estimated annual EBITDA(3) of approx. $125mm upon delivery of all newbuilds
● Substantial increase in dividend distribution capacity
● Substantial increase in dividend distribution capacity
Notes
Notes
1. Assuming current delivery dates per shipyard schedules. 2010 Revenues as reported in company’s annual report 20-F (File No. 001-34934)
1. Assuming current delivery dates per shipyard schedules. 2010 Revenues as reported in company’s annual report 20-F (File No. 001-34934)
2. Assuming current delivery dates per shipyard schedules. 2010 EBITDA per company’s earnings report 6-K, dated Feb.16., 2011. (File No. 001-34934)
2. Assuming current delivery dates per shipyard schedules. 2010 EBITDA per company’s earnings report 6-K, dated Feb.16., 2011. (File No. 001-34934)
3. EBITDA = Revenues - Operating Expenses - Management Fees (See appendix)
3. EBITDA = Revenues - Operating Expenses - Management Fees (See appendix)
4. Assuming earliest redelivery date and exercise of owners options
4. Assuming earliest redelivery date and exercise of owners options

Costamare Inc.

HMM
ZIM
Hapag-Lloyd
MAERSK

100,0%
80,0%
60,0%
40,0%
20,0%
0,0%
94,7%
69,9%
52,1%
53,0%
59,2%
57,2%
2011
2012
2013
2014
2015
2016

90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
10.588
66.518
11.635
4.992
0
14.670
24.275
78.519
6.644
57.288
0
17.600
27.000
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

High Quality Cash Flows with Rechartering Upside
Notes
Notes
1. Contracted revenue as of June 15, 2011
1. Contracted revenue as of June 15, 2011
2. Assumes earliest possible re-delivery dates and exercise of owners extension options
2. Assumes earliest possible re-delivery dates and exercise of owners extension options
Revenue Contribution by Charterer
Revenue Contribution by Charterer
14.7%
14.7%
17.7%
17.7%
5.9%
5.9%
31.1%
31.1%
27.6%
27.6%
0.7% Other
0.7% Other
0.5%
0.5%
1.8%
1.8%
• Contracted revenues of $3.1Bn
• TEU-weighted average remaining time charter
 duration for the fleet is 5.6 years

Contract Coverage
Contract Coverage
(Contracted / Total Days ) (%)
(Contracted / Total Days ) (%)
Charter Expirations by Year
Charter Expirations by Year
Open TEUS

Debt Repayment Schedule as of March 31, 2011 (US $ thousands)(1)
Debt Repayment Schedule as of March 31, 2011 (US $ thousands)(1)
Risk Management
Liquidity, as of March 31, 2011
Liquidity, as of March 31, 2011
(US$MM)
Cash and Cash Equivalents (4)
$46
Undrawn Credit Facility
$120
Unencumbered Vessels (5)
$160
Total Available Liquidity
$326
Estimated Leverage
49%
EBITDA / Net Interest Expense
3.06x
Notes
Notes
1. Excludes $74mm we drew down in April 2011 from existing $1Bn credit facility. Excludes NB facility of up to $203mm not drawn yet. Excludes NB facility of up to $140mm, under which $26.7mm were drawn in April 2011.
2. As of March 31, 2011
3. Includes swap contracts entered into after March 31, 2011
4. Includes cash and equivalents and restricted cash
5. Estimated cash amount that could be raised on the current 18 unencumbered vessels
2011(2)	2012	2013	2014	2015	2016	2017	2018
$95,198	$149,011	$132,503	$129,978	$130,103	$130,103	$172,103	$383,338
● Smooth amortization schedule minimizes re-financing risk
● Distributable cash flow calculated on a post debt service basis, providing for a safe dividend
● Fully hedged loan portfolio at a weighted average rate of 4.0%(3) adds to the cash flow visibility

1Q 2010	1Q 2011	% Change
Voyage Revenues	$ 89,024	$ 85,961	(3.4%)

Income Statement

Ownership Days	3,874	4,099	5.8%
Average Number of Vessels	43.0	45.5	5.8%

EBITDA(2)	$ 60,795	$ 56,857	(6.5%)
D&A	$(18,851)	$(20,356)	(8.0%)
Net Interest and Finance Costs	$(17,261)	$(18,553)	7.5%
Net Income	$24,683	$17,948	(27.3%)
Weighted Average Number of Shares	47,000,000 (3)	60,300,000	-
EPS	$ 0.53	$ 0.30	-
Q1 2011 RESULTS(1)
Q1 2011 RESULTS(1)
Q1 2011 RESULTS - Non Cash and one-off Adjustments(1)
Q1 2011 RESULTS - Non Cash and one-off Adjustments(1)
	1Q 2010	1Q 2011
Net Income	$24,683	$17,948
Accrued Charter Revenue	$(9,117)	$7,988
Gain (Loss) on Derivative Instruments	$998	$(4,731)
Capital Gains (Losses) on Sale of Vessels	$(2,295)	0
Realized Foreign Exchange Gains (losses)	$231	$(6)
		$1,197
Adjusted Net Income	$14,500	$22,396
Adjusted EBITDA(2)	$50,612	$61,305
Adjusted EPS	$0.31	$0.37
Notes
Notes
1. All number in thousands, except, ownership days, number of vessels, shares and per share data
1. All number in thousands, except, ownership days, number of vessels, shares and per share data
2. See Appendix for EBITDA and Adjusted EBITDA reconciliation
2. See Appendix for EBITDA and Adjusted EBITDA reconciliation
3. After giving effect of dividend 0.88 shares for each share outstanding effected in October 2010.
3. After giving effect of dividend 0.88 shares for each share outstanding effected in October 2010.

Costamare Inc.

Supply / Demand Dynamics

20,00%
15,00%
10,00%
5,00%
0,00%
-5,00%
-10,00%
-15,00%
200
180
160
140
120
100
80
60
40
20
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Global Fleet Near Full Capacity

TEU Idle
% of feet
1.600.000
1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%

Charter Rates

140
120
100
80
60
40
20
0
Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Sep-10 Oct-10 Nov-10 Dec-10 Jan-11 Feb-11 Mar-11 Apr-11 May-11

Manageable orderbook

8000
7000
6000
5000
4000
3000
2000
1000
0
70%
60%
50%
40%
30%
20%
10%
0%
1/1/2008 1/3/2008 1/5/2008 1/7/2008 1/9/2008 1/11/2008 1/1/2009 1/3/2009 1/5/2009 1/7/2009 1/9/2009 1/11/2009 1/1/2010 1/3/2010 1/5/2010 1/7/2010 1/9/2010 1/11/2010 1/1/2011 1/3/2011 1/5/2011

Container Shipping Industry Fundamentals Are Strong
Year-Over-Year Growth (%)
Time Charter Index
Container Trade (MM TEU)
Total Container Fleet
Development (MM TEU)
Time Charter Index
TEUs Idle
% of Global Fleet
Source:  Clarkson Research
Source:  Clarkson Research
TEUs On order
% of Global Fleet
%of feet
TEU on order
Source:  Clarkson Research
Source:  Clarkson Research
Source:  AXS-Alphaliner
Source:  AXS-Alphaliner

Source:  AXS-Alphaliner
Source:  AXS-Alphaliner

Company Highlights
Large, established company with a substantial fleet on the water
Large, established company with a substantial fleet on the water
Proven track record both pre and post-IPO
Proven track record both pre and post-IPO
• Long track record of growth and value creation
• Long track record of growth and value creation
• Focus on high-return investments
• Focus on high-return investments
A company uniquely positioned to grow
A company uniquely positioned to grow
• Low Leverage
• Low Leverage
• Re-chartering upside
• Re-chartering upside
• Well positioned to capitalize on a healthy pipeline of new deals
• Well positioned to capitalize on a healthy pipeline of new deals
Offering a safe dividend at an attractive yield
Offering a safe dividend at an attractive yield
Management team whose risk management strategy has been
tested and who successfully overcame the worst container
shipping crisis in history
Management team whose risk management strategy has been
tested and who successfully overcame the worst container
shipping crisis in history

Q & A

Appendix
Net Income to EBITDA and Adjusted EBITDA Reconciliation
Net Income to EBITDA and Adjusted EBITDA Reconciliation
(Expressed in thousands of U.S. Dollars)	Year Ended December 31,2010

Net Income	$81,224
Interest and finance costs	71,949
Interest income	(1,449)
Depreciation	70,887
Amortization of dry-docking and special survey costs	8,465
EBITDA	231,076
Accrued charter revenue	(13,596)
Gain (Loss) on sale of vessels	(9,588)
Realized gain (Loss) on Euro/USD forward contracts	1,758
Charter agreement early termination fee	9,500
Gain (loss) on derivative instruments	4,459
Adjusted EBITDA	$223,609
	Three-month ended March 31,
(Expressed in thousands of U.S. Dollars)	2010	2011
Net Income	$24,683	$17,948
Interest and finance costs	17,671	18,744
Interest income	(410)	(191)
Depreciation	16,859	18,445
Amortization of dry-docking and special survey costs	1,992	1,911
EBITDA	60,795	56,857
Accrued charter revenue	(9,117)	7,988
Gain on sale of vessels	(2,295)	-
Realized (Gain) Loss on Euro/USD forward contracts	231	(6)
(Gain) Loss on derivative instruments	998	(4,731)
Initial purchases of consumable stores for newly acquired vessels	$-	1,197
Adjusted EBITDA	50,612	$61,305
Note: The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial information additional meaningful comparisons between current results and results in prior operating periods.
EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and
Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-
recurring items.

Appendix
Assumptions for 2012 - 2014 Projected Newbuild Revenues and EBITDA
Assumptions for 2012 - 2014 Projected Newbuild Revenues and EBITDA
● 2 newbuild vessels delivered in 2012, 7 newbuild vessels delivered in 2013; 1 newbuild vessel delivered in 2014
● Delivery dates per current shipyard schedules
● Utilization of 364 days per year
● Operating expenses per current estimates
● Management fees per current management agreement